Exhibit 99.4

Cenovus Energy Inc.
Supplementary Information – Oil and Gas Activities (unaudited)
For the Year Ended December 31, 2025
(Canadian Dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES – OIL AND GAS” (unaudited)
The following select disclosures of Cenovus Energy Inc.’s (“Cenovus” or the “Company”) reserves and other oil and gas information have been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities – Oil and Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”).
All amounts pertaining to Cenovus’s audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”). Unless otherwise noted, all dollars are in millions of Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
RESERVES DATA
The SEC Modernization of Oil and Gas Reporting final rules require that proved after royalty reserves be estimated using existing economic conditions (constant pricing). Cenovus’s results have been calculated using the average of the first-day-of-the-month prices for the prior twelve-month period. This same twelve-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (“SMOG”). Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Cenovus’s share of future production from its reserves to be materially different from that presented.
The reserves disclosed are effective December 31, 2025, and were prepared by the independent, qualified reserves evaluators (“IQREs”) McDaniel & Associates Consultants Ltd. and GLJ Ltd. There are significant differences between reserves evaluated under the SEC requirements and those presented in the Company’s Annual Information Form filed under National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). NI 51-101 requires disclosure of before royalties reserves and the associated values using forecasted prices and costs.
The reserves presented in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. In general, estimates of economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to environmental regulations, royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.
All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Cenovus’s actual production, sales, royalty payments, taxes and development and operating expenditures with respect to its reserves may vary from current estimates and such variances may be material. Actual reserves may be greater than or less than the estimates disclosed. For a full discussion of Cenovus’s material risk factors refer to “Risk Management and Risk Factors” in the Company’s annual 2025 Management’s Discussion and Analysis included in the annual report on Form 40-F of which this document forms a part.
Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based on production history will result in variations in the estimated reserves, which may be material. Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production rates. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.
The reserves data contained herein is dated February 17, 2026, with an effective date of December 31, 2025.

Cenovus Energy Inc.	2	Supplementary Information – Oil and Gas Activities (unaudited)

OIL AND GAS RESERVES INFORMATION
In Canada, Cenovus's bitumen, crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, British Columbia, Saskatchewan and offshore Newfoundland and Labrador. Cenovus's international natural gas liquids and natural gas reserves are located offshore China and Indonesia. Reserves data tables may not sum due to rounding.

Net Proved Reserves (Cenovus Share After Royalties) (1)(2)
Average Fiscal-Year Prices

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
Canada
2024
Beginning of year	4,077	56	47	1,411	4,415
Technical revisions and improved recovery	(67)	—	—	(60)	(76)
Revisions due to price	(90)	—	(11)	(399)	(168)
Total revisions to prior estimates	(157)	—	(11)	(458)	(244)
Extensions and discoveries	103	61	2	49	173
Purchase of reserves in place	—	—	—	—	—
Sale of reserves in place	—	(1)	(2)	(26)	(8)
Production	(170)	(10)	(7)	(210)	(222)
End of year	3,853	105	28	766	4,115
Developed	671	44	23	677	852
Undeveloped	3,182	61	5	89	3,263
Total	3,853	105	28	766	4,115
2025
Beginning of year	3,853	105	28	766	4,115
Technical revisions and improved recovery	(96)	2	2	84	(78)
Revisions due to price	161	(2)	1	20	163
Total revisions to prior estimates	66	(1)	3	104	85
Extensions and discoveries	212	8	3	106	240
Purchase of reserves in place	535	3	—	2	538
Sale of reserves in place	(22)	—	—	—	(22)
Production	(179)	(14)	(7)	(212)	(235)
End of year	4,464	101	27	766	4,721
Developed	867	42	24	679	1,046
Undeveloped	3,597	59	4	87	3,674
Total	4,464	101	27	766	4,721

Cenovus Energy Inc.	3	Supplementary Information – Oil and Gas Activities (unaudited)

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
China
2024
Beginning of year	—	—	9	248	51
Technical revisions and improved recovery	—	—	3	45	11
Revisions due to price	—	—	(1)	1	(1)
Total revisions to prior estimates	—	—	2	46	10
Production	—	—	(3)	(69)	(15)
End of year	—	—	8	225	46
Developed	—	—	8	225	46
Undeveloped	—	—	—	—	—
Total	—	—	8	225	46

2025
Beginning of year	—	—	8	225	46
Technical revisions and improved recovery	—	—	1	27	5
Revisions due to price	—	—	—	(1)	—
Total revisions to prior estimates	—	—	1	26	5
Production	—	—	(2)	(66)	(13)
End of year	—	—	7	184	38
Developed	—	—	7	184	38
Undeveloped	—	—	—	—	—
Total	—	—	7	184	38

Total Consolidated Entities
2024
Beginning of year	4,077	56	56	1,659	4,466
Technical revisions and improved recovery	(67)	—	3	(14)	(66)
Revisions due to price	(90)	—	(12)	(397)	(168)
Total revisions to prior estimates	(157)	—	(9)	(412)	(234)
Extensions and discoveries	103	61	2	49	173
Purchase of reserves in place	—	—	—	—	—
Sale of reserves in place	—	(1)	(2)	(26)	(8)
Production	(170)	(10)	(10)	(279)	(237)
End of year	3,853	105	37	991	4,160
Developed	671	44	32	902	898
Undeveloped	3,182	61	5	89	3,263
Total	3,853	105	37	991	4,160

Cenovus Energy Inc.	4	Supplementary Information – Oil and Gas Activities (unaudited)

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)

2025
Beginning of year	3,853	105	37	991	4,160
Technical revisions and improved recovery	(96)	2	3	111	(72)
Revisions due to price	161	(2)	1	19	163
Total revisions to prior estimates	66	(1)	4	130	90
Extensions and discoveries	212	8	3	106	240
Purchase of reserves in place	535	3	—	2	538
Sale of reserves in place	(22)	—	—	—	(22)
Production	(179)	(14)	(9)	(278)	(248)
End of year	4,464	101	35	951	4,758
Developed	867	42	31	864	1,084
Undeveloped	3,597	59	4	87	3,674
Total	4,464	101	35	951	4,758

Equity-Accounted Affiliates
Indonesia
2024
Beginning of year	—	—	2	126	23
Technical revisions and improved recovery	—	—	—	18	3
Revisions due to price	—	—	—	(7)	(1)
Total revisions to prior estimates	—	—	—	11	2
Extensions and discoveries	—	—	—	—	—
Production	—	—	—	(29)	(5)
End of year	—	—	2	108	20
Developed	—	—	2	108	20
Undeveloped	—	—	—	—	—
Total	—	—	2	108	20

2025
Beginning of year	—	—	2	108	20
Technical revisions and improved recovery	—	—	—	(11)	(2)
Revisions due to price	—	—	—	—	—
Total revisions to prior estimates	—	—	—	(10)	(2)
Extensions and discoveries	—	—	—	5	1
Production	—	—	—	(25)	(4)
End of year	—	—	1	78	14
Developed	—	—	1	78	14
Undeveloped	—	—	—	—	—
Total	—	—	1	78	14

Cenovus Energy Inc.	5	Supplementary Information – Oil and Gas Activities (unaudited)

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
Canada
2024
Beginning of year	—	—	—	—	—
Technical revisions and improved recovery	—	—	—	—	—
Revisions due to price	—	—	—	—	—
Total revisions to prior estimates	—	—	—	—	—
Purchase of reserves in place	—	7	1	18	11
Production	—	—	—	(1)	—
End of year	—	7	1	17	11
Developed	—	1	—	2	1
Undeveloped	—	6	1	15	9
Total	—	7	1	17	11

2025
Beginning of year	—	7	1	17	11
Technical revisions and improved recovery	—	—	—	1	—
Revisions due to price	—	—	—	—	—
Total revisions to prior estimates	—	—	—	1	—
Extensions and discoveries	—	1	—	2	2
Production	—	—	—	(1)	—
End of year	—	8	1	20	12
Developed	—	1	—	3	2
Undeveloped	—	7	1	16	10
Total	—	8	1	20	12
(1)Definitions:
(a) “Net” reserves are the remaining reserves attributable to Cenovus, after deduction of estimated royalties and including royalty interests.
(b) “Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.
(c) “Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost of the required equipment is relatively minor compared to the cost of a new well.
(d) “Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(2)Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed by Cenovus with any U.S. federal authority or agency other than the SEC.
(3)“Million barrels” is abbreviated as MMbbls, “billion cubic feet” is abbreviated as Bcf, and “million barrels of oil equivalent” is abbreviated as MMBOE.

Changes to Reserves
The explanation of significant year-over-year changes in the Company’s net proved reserves for the years ended December 31, 2025, and December 31, 2024, is set forth below.

Year ended December 31, 2025
The changes to the Company's net proved bitumen reserves in 2025 are explained as follows:
•Technical revisions and improved recovery: Decreases to recovery factors at Christina Lake and Foster Creek were partially offset by improvements to recovery performance at Sunrise and Lloydminster thermal and resulted in a decrease in net proved reserves of 178 million barrels. Increased forecast capital and operating costs reduced royalties payable for the Oil Sands segment, which resulted in an increase in net proved reserves of 82 million barrels.
•Revisions due to price: Decreased bitumen prices decreased royalties payable for the Oil Sands segment, which resulted in an increase in net proved reserves.
•Extensions and discoveries: Continuing development and development plan updates at Christina Lake, Foster Creek and Lloydminster thermal increased net proved reserves.

Cenovus Energy Inc.	6	Supplementary Information – Oil and Gas Activities (unaudited)

•Purchase of reserves in place: The acquisition of MEG Energy Corp. increased net proved reserves.
•Sale of reserves in place: The sale of a minor property in Lloydminster thermal decreased net proved reserves.
The changes to the Company's net proved reserves of crude oil, natural gas liquids and natural gas in 2025 are explained as follows:
•Technical revisions and improved recovery: Improved base performance in the Conventional segment and increases to original natural gas in place volumes for China and Indonesia were partially offset by updates to the Conventional segment development plan and reductions to recovery performance in Indonesia, increasing net proved reserves.
•Revisions due to price: In the Conventional segment, higher natural gas prices increased recoverable volumes of natural gas, partially offset by higher royalties, which resulted in an increase in net proved reserves.
•Extensions and discoveries: Development within the Conventional segment and Lloydminster conventional heavy oil increased net proved reserves.
•Purchase of reserves in place: The acquisition of minor interests in Lloydminster conventional heavy oil and the Conventional segment increased net proved reserves.

Year ended December 31, 2024
The changes to the Company's net proved bitumen reserves in 2024 are explained as follows:
•Technical revisions and improved recovery: Decreases to recovery factors at Christina Lake and Foster Creek and changes to the Lloydminster thermal development plan resulted in a decrease in net proved reserves of 157 million barrels. Increased forecast capital and operating costs reduced royalties payable for the Oil Sands segment, which resulted in an increase in net proved reserves of 90 million barrels.
•Revisions due to price: Increased bitumen prices increased royalties payable for the Oil Sands segment, which resulted in a decrease in net proved reserves.
•Extensions and discoveries: Continuing development and development plan updates at Christina Lake, Foster Creek and Lloydminster thermal increased net proved reserves.
The changes to the Company's net proved reserves of crude oil, natural gas liquids and natural gas in 2024 are explained as follows:
•Technical revisions and improved recovery: Increases to original natural gas in place volumes for China and Indonesia were partially offset by updates to the Conventional segment development plans, increasing net proved reserves.
•Revisions due to price: Lower product pricing for the Conventional segment, China and Indonesia decreased net proved reserves.
•Extensions and discoveries: Continuing development of the West White Rose project and development within the Conventional segment and Lloydminster conventional heavy oil increased net proved reserves.
•Purchase of reserves in place: The acquisition of an equity interest in Duvernay Energy Corporation increased net proved reserves.
•Sale of reserves in place: The sale of minor interests within the Conventional segment decreased net proved reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN
In calculating SMOG, the average of the first-day-of-the-month prices for the prior twelve-month period and cost assumptions were applied to Cenovus’s annual future production from net proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of SMOG is based upon the discounted future net cash flows prepared by IQREs in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.
Cenovus cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Cenovus’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil, natural gas liquids and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty

Cenovus Energy Inc.	7	Supplementary Information – Oil and Gas Activities (unaudited)

regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values contributed by Cenovus’s enhancement of the netback price from market optimization activities.
Computation of the SMOG was based on the following average of the first-day-of-the-month benchmark prices for the twelve-month period before the end of the year. Natural gas prices for China and Indonesia reserves are based on various gas sales agreements in place.

	Crude Oil and Natural Gas Liquids					Natural Gas
	Brent Crude Oil	WTI (1) Cushing Oklahoma	WCS (2)	Edmonton MSW (3)	Edmonton C5+	Henry Hub Louisiana	AECO (4)
	(US$/bbl)	(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)
2025	69.38	65.34	75.68	86.63	89.77	3.39	1.76
2024	81.17	75.48	83.57	97.32	99.90	2.13	1.26
(1)WTI is an abbreviation for West Texas Intermediate.
(2)WCS is an abbreviation for Western Canadian Select at Hardisty.
(3)MSW is an abbreviation for Mixed Sweet Blend.
(4)AECO is an abbreviation for Alberta Energy Company.

Cenovus Energy Inc.	8	Supplementary Information – Oil and Gas Activities (unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Year Ended December 31, 2025
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Future cash inflows	290,184	2,760	292,944	917	690
Less future:
Production costs	89,655	666	90,321	540	209
Development costs	39,812	81	39,893	—	277
Asset retirement obligation payments (1)	8,665	46	8,711	35	7
Income taxes	33,644	422	34,066	137	47
Future net cash flows	118,408	1,545	119,953	205	150
Less 10 percent annual discount for estimated timing of cash flow	69,578	252	69,830	35	93
Discounted future net cash flow	48,830	1,293	50,123	170	57

	Year Ended December 31, 2024
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Future cash inflows	281,442	3,605	285,047	1,304	664
Less future:
Production costs	71,082	815	71,897	697	205
Development costs	35,027	145	35,172	—	248
Asset retirement obligation payments (1)	7,668	53	7,721	45	7
Income taxes	37,901	578	38,479	225	49
Future net cash flows	129,764	2,014	131,778	337	155
Less 10 percent annual discount for estimated timing of cash flow	78,271	356	78,627	83	97
Discounted future net cash flow	51,493	1,658	53,151	254	58
(1)Includes future abandonment and reclamation costs associated with existing and future wells having attributed reserves, non-reserves wells and gathering systems, batteries, plants and processing facilities.

Cenovus Energy Inc.	9	Supplementary Information – Oil and Gas Activities (unaudited)

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Year Ended December 31, 2025
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Balance, beginning of year	51,493	1,658	53,151	254	58
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(9,505)	(898)	(10,403)	(203)	(12)
Extensions, discoveries and improved recovery, net of related cost	8,350	—	8,350	16	40
Purchases of proved reserves in place	9,117	—	9,117	—	—
Sales of proved reserves in place	(365)	—	(365)	—	—
Net change in prices and production costs (1)	(14,021)	(119)	(14,140)	64	(33)
Revisions to quantity estimates	1,260	237	1,497	(43)	—
Accretion of discount	5,963	138	6,101	32	9
Changes in estimated future development costs	(6,343)	(31)	(6,374)	—	(28)
Costs incurred	4,158	86	4,244	—	21
Other	(1,032)	298	(734)	23	—
Net change in income taxes	(245)	(76)	(321)	27	2
Balance, end of year	48,830	1,293	50,123	170	57

	Year Ended December 31, 2024
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Balance, beginning of year	43,580	2,014	45,594	322	—
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(10,092)	(1,029)	(11,121)	(229)	(14)
Extensions, discoveries and improved recovery, net of related cost	7,205	—	7,205	—	—
Purchases of proved reserves in place	1	—	1	—	285
Sales of proved reserves in place	(12)	—	(12)	—	—
Net change in prices and production costs (1)	15,293	(157)	15,136	29	8
Revisions to quantity estimates	(4,283)	489	(3,794)	40	—
Accretion of discount	5,080	178	5,258	38	—
Changes in estimated future development costs	(4,961)	(19)	(4,980)	7	(217)
Costs incurred	4,185	30	4,215	(5)	20
Other	(511)	246	(265)	50	4
Net change in income taxes	(3,992)	(94)	(4,086)	2	(28)
Balance, end of year	51,493	1,658	53,151	254	58
(1)On January 1, 2019, Cenovus adopted IFRS 16, “Leases” (“IFRS 16”), which prescribes a different accounting treatment for operating leases than U.S. Generally Accepted Accounting Principles (“US GAAP”). Under US GAAP, the amortization of a right-of-use asset and interest expense related to an operating lease are recorded by nature of the expense on the income statement (production costs). Under IFRS 16, amortization of a right-of-use asset and interest expense are classified as depreciation expense and finance costs, respectively. As a result, changes in SMOG due to the amortization of right-of-use assets and interest payments have been included by Cenovus in “Net change in prices and production costs”.

Cenovus Energy Inc.	10	Supplementary Information – Oil and Gas Activities (unaudited)

OTHER FINANCIAL INFORMATION
Results of Operations

	Year Ended December 31, 2025
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
External sales	23,266	1,088	24,354	343	23
Intersegment sales	8,141	—	8,141	—	—
Royalties, purchased product, transportation and blending and realized risk management	(18,449)	(76)	(18,525)	(83)	(4)
Oil and gas sales, net of royalties, purchased product, transportation and blending and realized risk management	12,958	1,012	13,970	260	19
Less:
Operating costs and accretion of asset retirement obligations	3,672	127	3,799	60	7
Depreciation, depletion and amortization	3,995	357	4,352	121	13
Exploration expense	35	6	41	4	—
Operating income	5,256	522	5,778	75	(1)
Income taxes	1,527	199	1,726	30	—
Results of operations	3,729	323	4,052	45	(1)

	Year Ended December 31, 2024
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
External sales	23,390	1,250	24,640	339	24
Intersegment sales	8,438	—	8,438	—	—
Royalties, purchased product, transportation and blending and realized risk management	(18,372)	(96)	(18,468)	(55)	(4)
Oil and gas sales, net of royalties, purchased product, transportation and blending and realized risk management	13,456	1,154	14,610	284	20
Less:
Operating costs and accretion of asset retirement obligations	3,563	138	3,701	58	6
Depreciation, depletion and amortization	3,627	495	4,122	113	17
Exploration expense	19	50	69	3	—
Operating income	6,247	471	6,718	110	(3)
Income taxes	1,706	215	1,921	44	(1)
Results of operations	4,541	256	4,797	66	(2)

Cenovus Energy Inc.	11	Supplementary Information – Oil and Gas Activities (unaudited)

Capitalized Costs

	Year Ended December 31, 2025
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Proved oil and gas properties	62,279	3,288	65,567	452	242
Unproved oil and gas properties (1)	568	7	575	—	—
Total capital costs	62,847	3,295	66,142	452	242
Accumulated depreciation, depletion and amortization	22,844	2,364	25,208	297	157
Net capitalized costs	40,003	931	40,934	155	85

	Year Ended December 31, 2024
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Proved oil and gas properties	48,755	3,335	52,090	479	275
Unproved oil and gas properties (1)	476	8	484	—	—
Total capital costs	49,231	3,343	52,574	479	275
Accumulated depreciation, depletion and amortization	19,754	2,095	21,849	234	145
Net capitalized costs	29,477	1,248	30,725	245	130
(1) Unproved oil and gas properties include exploration and evaluation assets for which no proved reserves have been recognized.

Costs Incurred

	Year Ended December 31, 2025
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Acquisitions
Unproved (1)	174	—	174	—	—
Proved (2) (3)	9,990	—	9,990	—	—
Total acquisitions	10,164	—	10,164	—	—
Exploration costs	87	—	87	—	—
Development costs	4,158	86	4,244	—	21
Total costs incurred	14,409	86	14,495	—	21

	Year Ended December 31, 2024
	Consolidated Entities			Equity-Accounted Affiliates
($ millions)	Canada	China	Total	Indonesia	Canada
Acquisitions
Unproved (1)	7	—	7	—	—
Proved (2) (3)	15	—	15	—	—
Total acquisitions	22	—	22	—	—
Exploration costs	27	38	65	—	—
Development costs	4,185	30	4,215	(5)	20
Total costs incurred	4,234	68	4,302	(5)	20
(1)An unproved property is a property to which no proved or probable reserves have been specifically attributed.
(2)A proved property is a property to which proved and probable reserves have been specifically attributed.
(3)Asset retirement costs are included in the year of acquisition.

Cenovus Energy Inc.	12	Supplementary Information – Oil and Gas Activities (unaudited)